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MAR 30 2022

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SEC FILE NUMBER
8-52017

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MULTIPLE FINANCIAL SERVICES, INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

30320 Rancho Viejo Road, Suite 11
(No. and Street)

San Juan Capistrano,	CA	92675
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MICHAEL HENRY FLAMMER	(949) 542-8430 / 689-0426	michael.flammer@multiplefinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

TUTTLE BOND, PLLC
(Name – if individual, state last, first, and middle name)

1928 Jackson Lane	China Spring	Texas	76633
(Address)	(City)	(State)	(Zip Code)

03/19/2019	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Michael Henry Flammer, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Multiple Financial Services, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

BRIAN MICHAEL FLAMMER
COMM. # 2370707
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. AUG 14, 2025
RRS2

Signature: [signature]

Title: President / FINOP

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☒ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of ORANGE

Subscribed and sworn to (or affirmed) before me on this 15 day of FEBRUARY, 2022, by MICHAEL HENRY FLAMMER, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

RRS2 BRIAN MICHAEL FLAMMER
COMM. # 2370707
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. AUG 14, 2025 RRS2

(Seal) Signature [signature]

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this 16th day of March, 2022, by Brian Michael Flammer (notary public), proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

BRIAN MICHAEL FLAMMER
COMM. # 2370707
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. AUG 14, 2025
RRS2

(Seal) Signature [signature]

MFS

Multiple Financial Services, Inc.

Registered Securities Broker Dealer
Member FINRA/SIPC
Registered Investment Advisor

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ending: December 31, 2021

Contents

TuttleBond
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Directors and Shareholders of Multiple Financial Services

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Multiple Financial Services (the "Company") as of December 31, 2021, and the related statements of operations, stockholder's equity, and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

TUTTLE & BOND, PPLC
Tuttle Bond, PLLC

China Spring, Texas
February 14, 2022

We have served as the Multiple Financial Services's auditor since 2020.

MULTIPLE FINANCIAL SERVICES, INC.

Financial Statements

Statement of Financial Condition

December 31, 2021

ASSETS		
Current Assets		
Checking/Savings		
1000 – Cash	$	7,060
1020 – Union Bank Savings Account	$	9,626
1030 - TDA Sundry Account	$	1,311
Total Checking/Savings	$	17,997
Accounts Receivable		
1055 – Accounts Receivable - BD	$	103
1059 - Accounts Receivable – RIA	$	1,841
1063 – Accounts Receivable - 12(b)1	$	178
Total Accounts Receivable	$	2,122
Other Current Assets		
1110 – FINRA Flex Funding Account	$	550
1200 – Firm Investment Account	$	63,003
1290 - Money Market/Commercial Paper	$	1,497
Total Other Current Assets	$	65,050
Total Current Assets	$	85,169
Fixed Assets		
Office Equipment	$	0
Other fixed assets	$	0
Total Fixed Assets	$	0
TOTAL ASSETS	$	85,169
LIABILITIES & SECURITIES		
Liabilities		
Current Liabilities		
Accounts Payable	$	2,566
Total Accounts Payable Liabilities	$	2,566
Other Current Liabilities		
Credit Cards, etc.	$	0
3800 – Payroll Liabilities	$	2,146
Total Other Current Liabilities	$	0
Total Current Liabilities	$	4,712
Total Liabilities	$	4,712
Equity		
1520 – Capital Stock	$	16,289
1610 – Retained Earnings	$	(8,251)
3000 – Opening Bal Equity	$	3,959
Unrealized Gain on Securities Held for Sale	$	39,644
Net Income	$	28,816
Total Equity	$	80,457
TOTAL LIABILITIES & EQUITY	$	85,169

MULTIPLE FINANCIAL SERVICES, INC.
Financial Statements
Statement of Comprehensive Income
January through December 2021

			Jan - Dec 21
Ordinary Income/Expense			
Income			
	Gain / Loss on Sales of Securities	$	- -
	Dividend / Interest Income		634
	Mutual Funds / UIT's		21,314
	12(b)1 Fees		4,760
	Investment Advisor Fees		40,034
	Brokerage / Success Fees		- -
	Adjustments/Credits		1
Total Income		$	66,743
Expenses			
	Comprehensive Services		1601
	Bank Fees / Interest Charge		3
	Renewal - FINRA		790
	Payroll Expenses Data		11,716
	Data Technology/Communication		1,462
	Professional Fees		535
	Miscellaneous Expenses		99
	Accounting/Legal		2,912
	Advertising		129
	Dues and Subscriptions		32
	Insurance		5,857
	Licenses and Permits		2,118
	Adjustments/Discounts		1
	Office Supplies		311
	Postage/Shipping		399
	Rent		6,497
	Equipment 1.79, Rental and Repairs		392
	Travel and Lodging and Meals		2,250
	Federal / State Taxes		823
Total Expense		$	37,927
Net Income		$	28,816
Other Comprehensive Income/Expense			
	Unrealized Gains - Securities Held for Sale	$	26,001
	Unrealized Losses – Securities Held for Sale	$	2,820
Total Other Comprehensive Income			23,181
Total Comprehensive Income		$	51,997

The accompanying notes are an integral part of these financial statements.

MULTIPLE FINANCIAL SERVICES, INC.
Financial Statements
Statement of Cash Flows
for the Year-Ended: December 31, 2021

OPERATING ACTIVITIES	Jan – Dec 2021
Net Income	**$ 51,997**
Adjustments to reconcile Net Income To net cash provided by operations:	
Accounts Receivable	(866)
FINRA Flex Funding Account	(276)
Accounts Payable	4,419
Net Cash Provided by (Used in) Operating Activities	**31,559**
Investing Activities	
Net Cash provided by Investing Activities	**634**
Financing Activities	
Retained Earnings	
Distributions	(19,800)
Net Cash provided by Financing Activities	**(19,800)**
Net Cash Increase for period	**11,759**
Cash at beginning of period	**6,237**
Cash at end of period	**17,997**

- **Excludes $ 1,497 of Cash Maintained in Money Market Sweep Account.**

The accompanying notes are an integral part of these financial statements.

MULTIPLE FINANCIAL SERVICES, INC.
Financial Statements
Statement of Changes in Ownership Equity
As of and for the Year-Ended: December 31, 2021

	Shares	Common Stock Amount	Paid in Capital	Retained Earnings	Unrealized Gain (Loss)	Total
Balance, as of December 31, 2020	$200,000	$16,289	$3,959	$ 28,012	-	$ 48,260
Distributions		-	-	$ (19,800)	-	$ (19,800)
OCI – other comprehensive income					$ 23,182	$ 23,182
Net Income		-	-	$ 51,997	-	$ 51,997
Balance, as of December 31, 2021		$16,289	$3,959	$ 60,209	-	$ 80,457

The accompanying notes are an integral part of these financial statements.

MULTIPLE FINANCIAL SERVICES, INC.

Financial Statements

Statement of Changes in Subordinated Liabilities

As of and for the Year-Ended: December 31, 2021

Subordinated Borrowings at January 1, 2021	**$**	**-**
Increases:		**-**
Decreases:		**-**
Subordinated Borrowings at December 31, 2021	**$**	**-**
		========

The accompanying notes **are an** integral part of these financial statements.

MULTIPLE FINANCIAL SERVICES, INC.
Notes to Financial Statements
As of and for the Year-Ended: December 31, 2021

Note 1 - Organization and Nature of Business

Multiple Financial Services, Inc. (the " Company ") is a California corporation incorporated on June 2, 1999. The Company became a member of the National Association of Securities Dealers ("NASD") on January 7, 2000 and the Securities Investor Protection Corporation ("SIPC") shortly thereafter. The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA"). The Company serves primarily individual customers in Southern California.

Note 2- Significant Accounting Policies

Basis of Presentation- The Company conducts business on a fully disclosed basis. The Company does not hold customer funds and /or securities. The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

Mutual fund retailer
Broker or dealer selling variable life insurance or annuities
Investment advisory services Private
placements of securities

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.
Us e of Estimates- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
The Company adopted ASU 2014-09, Revenue from Contracts with Customers, (codified in ASC 606). The Company recognizes revenue when services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation. Revenue from contracts with customers includes commissions from retail, institutional, mutual funds and broker/dealer clients; and is recognized when promised goods or services are delivered to the client in an amount the Company expects to receive in exchange for the goods or services (i.e. the transaction price). The Company earns 12b-1 trailer fees from Mutual Fund clients and estimates and accrues amounts it expects to receive. Accrued 12b-1 trailer fees accrued on December 31, 2021 total $ 177 and are included in contract receivables.

Commissions - Based upon the income reported, the commissions earned from the sale of mutual funds and investment company shares represent the major portion of the business.

Income Taxes - The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, all other circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires change.

Depreciation- Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Statement of Changes in Financial Condition- The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3- Fair Value

FASB ASC 820 defines fair value establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within level I) that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2021.

	Fair Value Measurements on a Recurring Basis As of December 31, 2021			
Assets	Level I	Level 2	Level 3	Total
Marketable Securities	**$ 63,003**	**-**	**-**	**$ 63,003**

Note 4- Marketable Securities

Marketable securities include stocks with a fair market value of $ 63,003. The accounting for the mark-to-market Unrealized Gain of $ 23,181 is recorded in equity.

Note 5-Property and Equipment, Net

The property and equipment are recorded at cost and summarized by major classifications as follows:

		Life in Years
Machinery and equipment	$ 14,560	5
Furniture and fixtures	5,990	7
Total Fixed Assets	$ 20,550	
Less accumulated depreciation	$ (20,550)	
Property and equipment net	$ -	

Depreciation expense for the year ended December 31, 2021 is $0.00.

Note 6- Operating Lease Commitments

The Company had a non-cancellable month-to-month operating lease which had no expiration date for the last eight years and no increase in rents. The Company agreed to annual lease/rent increases between 3% and 10% depending on occupancy demands and other business decisions to be made by the lessor. There is the possibility that the Company could relocate to another office location if the lease rates, in the option of senior management, becomes excessive.

Year	**Office Lease**
2021	$ 540.00, January through December
2022	$ 557.00, January through December
2023	$ 573.00, January through December

Note 6- Operating Lease Commitments ... continued

In February 2016, the FASB established Topic 842, Leases, by issuing Accounting Standards Update No. 2016-02, which requires lessors to classify leases as sales-type, direct financing, or operating lease. Topic 842 was subsequently amended by ASU No. 2018-01, Land Easement Practical Expedient for transition to Topic 842; ASU No. 2018-10, Codification improvements to Topic 842; and ASU No. 2018-11, Targeted Improvements. The new standard is effective for the Company on January 1, 2022, with early adoption permitted.

The Company expects to adopt the new standard on its effective date. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. We have chosen to use the effective date presented in the financial statements as its date of initial application. We will sign no more than a twelve (12) month lease from January 1st to December 31st of each calendar year. We further expect to adopt the new standard on January 1, 2022 and use the effective date as our date of initial application. Consequently, financial information will not be updated and the disclosures required under the new standard will not be provided for any dates and/or periods before or prior to January 1, 2022.

Note 7- Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter- parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary. the credit standing of each counter-party.

Note 8 - Income Taxes

The Company has elected the S Corporate tax status; therefore, no federal income tax provision is provided. The tax provision of $ 800 is the California minimum franchise tax.

Note 9-Contingency

There has been no need for listed contingent liabilities during the 2021 Calendar year as there has been no complaints or arbitration proceedings or any other event/occurrence.

Note 10- Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31 ,2021, through February 14th, 2022, the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

MULTIPLE FINANCIAL SERVICES, INC.

Supplementary Schedules Pursuant to SEA Rule 17a-5

Of the Securities and Exchange Act of 1934

As of and for the Year-Ended: December 31, 2021

Computation of Net Capital

Stockholder's Equity		$ **80,457**
Non-Allowable Assets		
12(b)1 Fees & Receivables	4,760	
Excess Fidelity Bond Liability	2,500	
FINRA Flex Funding Account	550	
Total Non-Allowable Assets	**7,810**	
Haircuts on Securities Positions		
Securities Haircuts	9,450	
Undue Concentration Charges	-	
Total Haircuts on Securities Positions	**9,450**	
Net Allowable Capital		**$ 63,197**

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 0
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	
Net Capital Requirement	**$ 5,000**
Excess Net Capital	**$ 58,197**

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 4,712
Percentage of Aggregate Indebtedness to Net Capital	**7.46%**

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of December 31, 2021	**$ 63,197**
Adjustments	
Increase (Decrease) in Equity	-
(Increase) Decrease in Non-Allowable Assets	
(Increase) Decrease in Securities Haircuts	-
Reconciled Differences	**-**
Net Capital per Audit	**$ 63,197**

MULTIPLE FINANCIAL SERVICES, INC.

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended: December 31, 2021

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2021, the Company had net capital of $63,197 which was $58,197 in excess of its required net capital of 5,000. The Company's net capital ratio was .07:1 (7.46%). The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(i); All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

Multiple Financial Services Inc.
Registered Securities Broker Dealer
Member FINRA/SIPC
Registered Investment Advisor

Corporate:
30320 Rancho Viejo Road, Suite 11
San Juan Capistrano, California 92675
Main: (800) 510 - 2055.
Fax: (888) 831 - 3236.

February 14, 2022

Mr. Nathan T. Tuttle, CPA
Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(l)(i)(B)(2)

To the best of my knowledge and belief, Multiple Financial Services, Inc., herein after referred to as MFS, a registered securities broker dealer firm, does hereby:

1. Claim exemption 15c3-3(k)(2)(i) from 15c3-3; and

2. Further states that MFS has met the identified exemption from January 1st, 2021 through December 31st, 2021, without exception, unless, noted in number 3, below; and finally

3. That MFS affirms that it has no exceptions to report this fiscal year.

4. It should be noted that MFS has filed a letter with the FINRA in compliance with SEA Rule 17A-5(t)(3) stating no problems or irregularities with last audit and stating that there were none and are none since the filing of the last annual audit.

Regards,

February 14, 2022
Date

Michael Henry Flammer
President / FINOP
MULTIPLE FINANCIAL SERVICES, INC.

NOTE: A copy of this written correspondence has been submitted to the Compliance Department in accordance with the Broker Dealer Firm's Rules and Regulations.

Website: http://www.multiplefinancial.com
E-Mail: michael.flammer@multiplefinancial.com

TuttleBond
Certified Public Accountants

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-End December 31, 2021

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Exemption:

Michael Henry Flammer
President
Multiple Financial Services, Inc.
30320 Rancho Viejo Road, Suite 11
San Juan Capistrano, CA 92675

Dear Michael Flammer:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Multiple Financial Services identified 15c3-3(k)(2)(i) as the provision under 17 C.F.R. § 15c3- 3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. Multiple Financial Services stated that it has met the exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Multiple Financial Services's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Multiple Financial Services's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

TUTTLE & BOND, PPLC
Tuttle Bond, PLLC

China Spring, Texas
February 14, 2022

2954 Goehmann Ln * Fredericksburg, TX 78624 * Phone 713-256-1084 * Fax 832-534-4154